UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the three-month period ended March 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
Name: Guilherme Strano Castellan
Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: May 8, 2023

Natura &Co Holding S.A.
Individual and Consolidated
Interim Accounting Information (ITR)
For the three-months period ended
March 31, 2023
Independent Auditor’s Report

www.pwc.com.br

Natura &Co Holding S.A. Parent company and consolidated interim financial statements at 31 March 2023 and report on review

1

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim financial statements

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura &Co Holding S.A. ("Company") as at 31 March 2023 and the related statements of profit or loss, comprehensive income, the statements of changes in shareholders’ equity and cash flows for the quarter then ended, as well as the accompanying consolidated interim statement of financial position of Natura &Co Holding S.A. and its subsidiaries ("Consolidated") as at 31 March 2023 and the related consolidated statements of profit or loss, comprehensive income, the consolidated statements of changes in shareholders’ equity and cash flows for the quarter then ended, and explanatory notes.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com.br

2

Natura &Co Holding S.A.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at 31 March 2023, and the parent company financial performance for the quarter then ended and its cash flows for the quarter then ended, as well as the consolidated financial performance for the quarter then ended and the consolidated cash flows for quarter then ended, in accordance with CPC 21 and IAS 34

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Other matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the quarter ended 31 March 2023. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose of concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, 8 May 2023

/s/

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

3

NATURA &CO HOLDING S.A. STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2022 AND DECEMBER 31, 2022 (In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated			Note	Parent		Consolidated
ASSETS		March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	LIABILITIES AND SHAREHOLDERS' EQUITY		March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

CURRENT						CURRENT
Cash and cash equivalents	6	169	5,566	2,224,503	4,195,713	Borrowings, financing and debentures	19	-	-	289,223	331,151
Short-term investments	7	1,450	24,264	1,587,477	1,800,439	Lease	18	253	193	634,996	878,448
Trade accounts receivable	8	-	-	3,327,931	3,502,399	Trade accounts payable and reverse factoring operations	20	2,870	6,451	5,592,284	6,375,930
Trade accounts receivable - Related parties	32	66,051	66,329	-	-	Trade accounts payable - Related parties	32	63,294	64,576	-	-
Inventories	9	-	-	4,382,364	4,516,874	Dividends and interest on shareholders' equity payable	24	245	260	245	260
Recoverable taxes	10	39,379	38,902	1,139,083	911,410	Payroll, profit sharing and social charges	0	18,268	51,485	1,087,841	1,276,977
Income tax and social contribution		-	-	233,577	196,143	Tax liabilities	21	12,281	12,191	730,592	828,125
Derivative financial instruments		-	-	168,297	235,114	Income tax and social contribution	0	-	-	194,057	70,294
Other current assets	14	9,158	13,562	722,175	763,384	Derivative financial instruments	5	-	-	1,628,177	1,613,968
		116,207	148,623	13,785,407	16,121,476	Provision for tax, civil and labor risks	22	-	-	454,005	463,655
						Other current liabilities	23	21,751	23,113	1,176,491	1,499,060
Assets held for sale	13 and 36	-	-	2,582,506	51			118,962	158,269	11,787,911	13,337,868
Total current assets		116,207	148,623	16,367,913	16,121,527
						Liabilities related to non-current assets held for sale		-	-	1,316,689	-
NON-CURRENT						Total current liabilities		118,962	158,269	13,104,600	13,337,868
Recoverable taxes	10	-	-	1,211,584	1,356,868
Deferred income tax and social contribution	11	148,963	150,167	3,462,748	3,519,515	NON-CURRENT
Judicial deposits	12	-	-	411,826	457,550	Borrowings, financing and debentures	19	-	-	12,965,727	13,261,135
Derivative financial instruments		-	-	830,737	773,251	Lease	18	636	352	1,644,701	2,392,289
Long-term investments	7	-	-	34,320	35,235	Payroll, profit sharing and social charges	0	5,894	6,029	12,065	26,152
Other non-current assets	14	-	-	1,198,599	1,252,437	Tax liabilities	21	-	-	121,331	117,358
		148,963	150,167	7,149,814	7,394,856	Deferred income tax and social contribution	11	-	-	879,154	934,414
						Income tax and social contribution	11	-	-	431,679	448,532
						Derivative financial instruments	5	-	-	443,386	191,274
						Provision for tax, civil and labor risks	22	1,072	1,051	799,129	873,618
Investments	15	21,885,191	22,215,420	-	-	Other non-current liabilities	23	17,749	17,750	764,429	751,566
Property, plant and equipment	16	-	-	4,537,943	4,966,150	Total non-current liabilities		25,351	25,182	18,061,601	18,996,338
Intangible	17	768	1,445	23,042,512	23,260,970
Right of use	18	875	530	2,094,250	2,941,887	TOTAL LIABILITIES		144,313	183,451	31,166,201	32,334,206

Total non-current assets		22,035,797	22,367,562	36,824,519	38,563,863	SHAREHOLDERS' EQUITY	24
						Capital stock		12,484,478	12,484,424	12,484,478	12,484,424
						Treasury shares		(262,360)	(262,360)	(262,360)	(262,360)
						Capital reserves		10,580,323	10,540,885	10,580,323	10,540,885
						Legal profit reserve
						Accumulated losses		(2,647,341)	(1,994,555)	(2,647,341)	(1,994,555)
						Other comprehensive income		1,852,591	1,564,340	1,852,591	1,564,340
						Shareholders' equity attributed to the Company's shareholders		22,007,691	22,332,734	22,007,691	22,332,734

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	18,540	18,450
						Total shareholders' equity		22,007,691	22,332,734	22,026,231	22,351,184

TOTAL ASSETS		2,21,52,004	2,25,16,185	53,192,432	54,685,390	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		22,152,004	22,516,185	53,192,432	54,685,390

*The accompanying notes are an integral part of the Interim Accounting Information.

4

NATURA &CO HOLDING S.A. STATEMENT OF PROFIT OR LOSS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

NET REVENUE	26	-	-	7,320,156	7,610,902
Cost of Sales	27	-	-	(2,494,683)	(2,882,786)

GROSS PROFIT		-	-	4,825,473	4,728,116

OPERATING (EXPENSES) INCOME
Selling, marketing and logistics expenses	27	-	-	(3,104,741)	(3,345,985)
Administrative, R&D, IT and project expenses	27	2,181	(60,947)	(1,381,014)	(1,358,300)
Impairment loss on trade receivables	8	-	-	(215,640)	(162,788)
Share of profits (losses) from subsidiaries	15	(654,656)	(566,108)	-	-
Other operating income (expenses), net	30	(1,004)	-	(96,642)	(60,447)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(653,479)	(627,055)	27,436	(199,404)

Financial income	29	2,153	9,935	1,005,725	1,338,260
Financial expenses	29	102	(23,983)	(1,482,054)	(1,698,890)

LOSS BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(651,224)	(641,103)	(448,893)	(560,034)
Income tax and social contribution	11	(1,204)	(1,989)	(82,777)	(69,971)

LOSS FOR THE PERIODS FROM CONTINUING OPERATIONS		(652,428)	(643,092)	(531,670)	(630,005)

DISCONTINUED OPERATIONS
LOSS FROM DISCONTINUED OPERATIONS	36	-	-	(120,484)	(12,168)

LOSS FOR THE PERIODS		(652,428)	(643,092)	(652,154)	(642,173)

ATTRIBUTABLE TO
The Company´s shareholders		(652,428)	(643,092)	(652,428)	(643,092)
Non-controlling shareholders		-	-	274	919

LOSS PER SHARE IN THE PERIODS -R$
Basic	31	(0.4750)	(0.4694)	(0.4750)	(0.4694)
Diluted	31	(0.4750)	(0.4694)	(0.4750)	(0.4694)
 *The accompanying notes are an integral part of the Interim Accounting Information.
5

NATURA &CO HOLDING S.A. STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

LOSS FOR THE PERIOD		(652,428)	(643,092)	(652,154)	(642,173)
Other comprehensive income (loss) to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	150,369	(3,642,242)	150,185	(3,645,916)
Exchange rate effect on the conversion from hyperinflationary economy	15	143,865	(65,922)	143,865	(65,922)
Earnings (losses) from cash flow hedge operations	15	-	89	(7,324)	(446,241)
Tax effects on (losses) earnings from cash flow hedge operations	11	-	(30)	1,341	151,422
Equity in losses from cash flow hedge operation	15	(7,324)	(446,330)	-	-
Equity in tax effects on earnings from cash flow hedge operations	11	1,341	151,452	-	-

Comprehensive loss for the periods, net of tax effects		(364,177)	(4,646,075)	(364,087)	(4,648,830)

ATTRIBUTABLE TO
The Company´s shareholders		(364,177)	(4,646,075)	(364,177)	(4,646,075)
Noncontrolling shareholders		-	-	90	(2,755)
		(364,177)	(4,646,075)	(364,087)	(4,648,830)

 *The accompanying notes are an integral part of the Interim Accounting Information.

6

NATURA &CO HOLDING S.A. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (In thousands of Brazilian reais - R$)

										Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Share premium	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve	Retained losses	Other comprehensive income	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
								Retained earnings				Non-Controlling Shareholders

BALANCES AS OF JANUARY 1, 2022		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	871,223	-	4,865,202	28,545,570	21,155	28,566,725

Net income for the periods		-	-	-	-	-	-	-	(643,092)	-	(643,092)	919	(642,173)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	(65,922)	(65,922)	-	(65,922)
Other comprehensive income		-	-	-	-	-	-	-	-	(3,937,061)	(3,937,061)	(3,674)	(3,940,735)
Total comprehensive income for the periods		-	-	-	-	-	-	-	(643,092)	(4,002,983)	(4,646,075)	(2,755)	(4,648,830)
Share repurchase		-	(120,300)	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Loss absorption		-	-	-	-	-	-	-	-	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	53,158	-	-	-	-	53,158	-	53,158
Exercise of stock and restricted shares option plans	24	2,623	8,282	-	-	(23,457)	-	2,144	-	-	(10,408)	-	(10,408)
Reclassification of grant reserve - Natura Cosméticos		-	-	-	-	-	-	-	-	-	-	-	-
Dividend declared and not yet distributed		-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of hyperinflationary economy adjustment effect		-	-	(126,473)	-	(58,494)	-	(8,294)	-	193,261	-	-	-

BALANCES AS OF MARCH 31, 2022		12,484,306	(263,360)	9,894,936	362,059	158,609	(92,066)	865,073	(643,092)	1,055,480	23,821,945	18,400	23,840,345

BALANCES AS OF JANUARY 1, 2023		12,484,424	(262,360)	9,894,936	362,059	375,956	(92,066)	-	(1,994,555)	1,564,340	22,332,734	18,450	22,351,184

Net loss for the periods		-	-	-	-	-	-	-	(652,428)	-	(652,428)	274	(652,154)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	143,865	143,865	-	143,865
Other comprehensive income		-	-	-	-	-	-	-	-	144,386	144,386	(184)	144,202
Total comprehensive income for the periods		-	-	-	-	-	-	-	(652,428)	288,251	(364,177)	90	(364,087)

Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	54,670	-	-	-	-	54,670	-	54,670
Exercise of stock and restricted shares option plans	24	54	-	-	-	(15,232)	-	-	(358)	-	(15,536)	-	(15,536)

BALANCES AS OF MARCH 31, 2023		12,484,478	(262,360)	9,894,936	362,059	415,394	(92,066)	-	(2,647,341)	1,852,591	22,007,691	18,540	22,026,231

*The accompanying notes are an integral part of the Interim Accounting Information.

7

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

CASH FLOW FROM OPERATING ACTIVITIES
Loss for the periods		(652,428)	(643,092)	(652,154)	(642,173)
Adjustments to reconciliate loss for the periods with net cash used in operating activities:
Depreciation and amortization	16, 17 and 18	727	176	603,497	575,466
Interest and exchange variation on short-term investments		(408)	(6,192)	(190,733)	(86,210)
Loss from swap and forward derivative contracts		-	5,266	365,861	974,949
Provision (reversion) for tax, civil and labor risks		-	1,016	(20,529)	(26,560)
Monetary adjustment of judicial deposits		-	-	(8,053)	(8,221)
Monetary adjustment of provision for tax, civil and labor risks	22	21	-	15,854	11,087
Income tax and social contribution		1,204	1,990	82,777	69,971
Income from sale and write-off of property, plant and equipment and intagible	13, 16 and 17	-	-	47,375	9,776
Share of profits (losses) from subsidiaries	15	654,656	566,108	-	-
Interest and exchange rate variation on leases	18	23	-	46,714	54,689
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	-	109,254	(727,498)
Adjustment and exchange rate variation on other assets and liabilities		(92)	844	741	2,186
Reversal of provision for impairment	16, 17 and 18	-	-	(31,076)	-
Provision for stock option plans		39,438	40,127	(15,232)	40,127
Provision for losses with trade accounts receivables, net of reversals	8	-	-	215,640	164,716
Provision for inventory losses, net of reversals	9	-	-	150,594	76,533
Provision for carbon credits		-	-	(7,210)	(3,987)
Effect from hyperinflationary economy		-	-	95,395	68,942
		43,141	(33,757)	808,715	553,793

DECREASE (INCREASE) IN ASSETS
Trade accounts receivable and related parties		368	(16,148)	(195,362)	289,511
Inventories		-	-	(483,288)	86,089
Recoverable taxes		-	-	(90,473)	(3,074)
Other assets		4,633	2,982	(63,309)	129,286
Subtotal		5,001	(13,166)	(832,432)	501,812

(DECREASE) INCREASE IN LIABILITIES		-	-	-	-
Domestic and foreign trade accounts payable and related parties		(4,861)	(59,882)	(609,961)	(950,541)
Payroll, profit sharing and social charges, net		(33,352)	5,270	(94,179)	(273,653)
Tax liabilities		90	920	(37,486)	(198,911)
Other liabilities		(38,462)	(27,779)	(138,499)	(490,212)
Subtotal		(76,585)	(81,471)	(880,125)	(1,913,317)

CASH USED IN OPERATING ACTIVITIES		(28,443)	(128,394)	(903,842)	(857,712)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(221)	(1,395)	(130,016)	(66,808)
Release of judicial deposits net of withdrawals		-	-	7,011	(1,729)
Payments related to tax, civil and labor lawsuits	22	-	-	(11,161)	(22,833)
(Payments) proceeds due to settlement of derivative transactions		-	(934)	(90,185)	13,144
Payment of interest on lease	18	(23)	-	(58,452)	(51,464)
Payment of interest on borrowings, financing and debentures	19	-	-	(200,405)	(211,706)
Operating Activities - discontinued operations		-	-	(237,241)	6,162
NET CASH USED IN OPERATING ACTIVITIES		(28,687)	(130,723)	(1,624,291)	(1,192,946)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		80	-	(258,235)	(279,517)
Proceeds from sale of property, plant and equipment and intangible		-	-	1,389	597
Short-term acquisition		(2,500)	(161,299)	(2,087,377)	(2,191,667)
Redemption of short-term investments		23,359	248,391	2,306,522	2,566,122
Redemption of interest on short-term investments		2,363	12,353	50,143	38,236
Investment in subsidiary		(150,000)	-	-	-
Receipt of dividends from subsidiaries	32	150,000	153,656	-	-
Investing activities - discontinued operations		-	-	(43,373)	(30,033)
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		23,302	253,101	(30,931)	103,738

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(51)	-	(154,537)	(226,222)
Repayment of borrowings, financing and debentures – principal	19	-	-	(86,250)	(238,574)
New borrowings, financing, and debentures	19	-	-	5,908	1,181,421
Acquisition of treasury shares, net of receipt of option strike price	-	-	(120,300)	-	(120,300)
Payment of dividends and interest on equity	-	(15)	-	(15)	-
(Payment) receipt of funds due to settlement of derivative transactions	-	-	(4,332)	(7,348)	3,738
Capital Increase	-	54	2,623	54	2,623
Financing activities - discontinued operations	-	-	-	(59,723)	(46,562)
NET CASH USED IN FINANCING ACTIVITIES		(12)	(122,009)	(301,911)	556,124

Effect of exchange rate variation on cash and cash equivalents		-	-	(14,077)	(435,649)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(5,397)	369	(1,971,210)	(968,733)

Opening balance of cash and cash equivalents		5,566	4,289	4,195,713	4,007,257
Closing balance of cash and cash equivalents		169	4,658	2,224,503	3,038,524

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(5,397)	369	(1,971,210)	(968,733)

*The accompanying notes are an integral part of the Interim Accounting Information.

8

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

INCOME		-	-	9,168,102	9,527,833
Sale of goods, products and services		-	-	9,203,402	9,518,501
Provision for doubtful accounts, net of reversals	8	-	-	12,162	40,983
Other operating expenses, net		-	-	(47,462)	(31,651)

GOODS ACQUIRED FROM THIRD PARTIES		(8,559)	(37,661)	(7,717,496)	(6,245,549)
Cost of products sold and services rendered		-	-	(4,921,331)	(3,258,246)
Materials, electricity, outsourced services and other		(8,559)	(37,661)	(2,796,165)	(2,987,303)

GROSS VALUE ADDED		(8,559)	(37,661)	1,450,606	3,282,284

RETENTIONS		(727)	(176)	(603,497)	(575,423)
Depreciation and amortization	16, 17 e 18	(727)	(176)	(603,497)	(575,423)

VALUE ADDED PRODUCED BY THE COMPANY		(9,286)	(37,837)	847,109	2,706,861

TRANSFERRED VALUE ADDED		(652,503)	(556,173)	1,005,725	1,338,260
Equity in subsidiaries	15	(654,656)	(566,108)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	2,153	9,935	1,005,725	1,338,260

TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		(661,789)	(594,010)	1,852,834	4,045,121
TOTAL VALUE ADDED TO DISTRIBUTE - DISCONTINUED OPERATIONS		-	-	257,672	329,570
'TOTAL VALUE ADDED TO DISTRIBUTE		(661,789)	(594,010)	2,110,506	4,374,691

TOTAL DISTRIBUTION OF VALUE ADDED		(661,789)	(594,010)	2,110,506	4,374,691
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		-	-	257,672	329,570
DISTRIBUTION OF VALUE ADDED - DISCONTINUED OPERATIONS		(661,789)	(594,010)	1,852,834	4,045,121
Payroll and social charges	28	(10,463)	23,109	1,552,929	1,606,822
Payroll and social charges		(14,164)	14,094	1,168,122	1,202,906
Benefits		3,550	8,760	229,422	233,876
FGTS		151	255	155,385	170,040
Taxes, fees and contributions		1,204	1,990	(661,911)	1,360,937
Federal		1,204	1,990	(988,901)	(242,796)
State		-	-	326,637	1,603,538
Municipal		-	-	353	195
Third-part capital remuneration		(102)	23,983	1,493,486	1,707,367
Rentals		-	-	12,927	8,477
Others		(102)	23,983	1,480,559	1,698,890
Equity remuneration		(652,428)	(643,092)	(531,670)	(630,005)
Retained (losses) earnings		(652,428)	(643,092)	(531,944)	(630,923)
Minority holders' share in retained profit		-	-	274	918

*The accompanying notes are an integral part of the Interim Accounting Information.
9

10

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
1.GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co is headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, The Body Shop and Avon Consultant(s).

On March 31, 2023, the sale of the subsidiary Aesop was determined as highly probable, since the Company had received a binding agreement from L'Oreal, which was approved and signed on April 3, 2023. Further details are included on note nº 36.

2.MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

The Company’s interim accounting information, included in the Quarterly Information Form - ITR for the three-month period ended March 31, 2023, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Committee (“CPC”) and equivalent to International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The individual and consolidated interim accounting information shows all relevant information specific to the interim accounting information, and only these, which is consistent with that used by Management in its management.

The Company's individual and consolidated interim accounting information was approved by the Board of Directors and authorized for publication at a meeting held on May 3rd, 2023.

The individual and consolidated interim accounting information was prepared based on historical cost, except for derivative instruments and short-term investments recognized that were measured at fair value, and assets and liabilities held for sale measured at lower of their carrying amount and the fair value net of selling expenses. The individual and consolidated interim accounting information are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

2.1Reclassification of balances in the comparative period

During the current year, the Company made some reclassifications in the balances presented in the comparative period to better present and align certain balances of subsidiaries that, although of a similar nature, were presented in separate items in the individual and consolidated interim accounting information. These reclassifications are related to:

a)	Certain balances of the Statement of Value Added (DVA) for the three-month period ended March 31, 2022 have been presented in the said statement in a more granular manner to include additional details required in accordance with the requirements set forth in technical pronouncement CPC 09, Statement of Value Added (DVA).
b)	Inclusion of the provision for current taxes in the amount of R$338,560 as part of the adjustments to reconcile the loss of the period with the net cash used in operating activities in the Statement of Cash Flows (since the information originally presented included only deferred taxes as an adjustment for the period's loss, while current taxation was included as part of additional changes in operating liabilities). This adjustment does not change the net cash used in operating activities originally presented in the Statement of Cash Flows.

These changes do not affect the equity and financial position, the statement of income for the period or any other information previously presented in the explanatory notes.

11

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in note 3 to the Company’s audited financial statements for the year ended December 31, 2022, issued on March 13, 2023, as well as those applied for the comparative three-month period ended March 31, 2022, except for the rules and changes effective as of January 1, 2023.

Among these amendments effective as of January 1, 2023, we highlight the amendments to CPC 23, Accounting Policies, Change in Estimates and Error Correction (IAS 8, Accounting Policies, Change in Estimates and Error Correction) and CPC 26 (R1), Presentation of Financial Statements (IAS 1, Presentation of Financial Statements, in addition to amendments to IFRS Practice Statement 2, Making Materiality Judgments, educational document issued by the IASB and not published by the CPC in Brazil), where the concepts of accounting estimates and applying materiality judgments to accounting policy disclosures to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies. In the preparation of individual and consolidated interim accounting information, these concepts were considered, however, there were no material effects on the nature and detail of the information presented.

The other amendments to the accounting standards, effective as of January 1, 2023, did not have any material impact on the Company's interim individual and consolidated accounting information.

This individual and consolidated interim accounting information should be read in conjunction with the Company’s individual and consolidated financial statements for the year ended December 31, 2022.

4.CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are material for the interim accounting information, were presented in note 4 of the Company’s individual and consolidated financial statements for the year ended December 31, 2022.

The estimates and assumptions used in the preparation of the interim, individual and consolidated accounting information for the three-month period ended March 31, 2023, have not changed significantly related with the as of December 31, 2022.

5.FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices was presented in note 5.1 of the Company’s individual and consolidated financial statements for the year ended December 31, 2022, and there are no changes for the three-month period ended March 31, 2023.

The Company continues to monitor developments in the conflict between Russia and Ukraine to assess any possible future impacts that may arise because of the ongoing crisis, including the reduction in recoverable value of financial and non-financial assets, which the Company's Management assesses based on the best available information. At the date of this interim accounting information, the effects of the conflict on the equity and financial position and performance of operations were not material.

12

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

5.1Market risks and hedge accounting

In order to hedge the current balance sheet positions of the Company against market risks, the following financial derivatives (hedging the variability of payments of financing liabilities arising from exchange rate and interest rate risks) and operating derivatives (hedging the exchange rate risk of operating cash flows, such as import and export operations) are used and consist of the balances in the following table, as of March 31, 2023, and December 31, 2022:

Description	Consolidated (Fair value, level 2)
	March 31, 2023	December 31, 2022
Financial derivatives	(1,044,834)	(785,733)
Operating derivatives	(27,695)	(11,144)
Total	(1,072,529)	(796,877)

Below are the changes in net derivatives balances for the three-month period ended March 31, 2023, and for the year ended December 31, 2022:

Consolidated
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts in the result of the year	(992,813)
Payment of funds due to settlement of derivative transactions operational activity	594,225
Receipt due to settlements financing activity	(118,707)
Losses in cash flow hedge operations (other comprehensive income)	(790,479)
Other movements	(5,740)
Balance as of December 31, 2022	(796,877)
Losses from swap and forward derivative contracts in the result of the year	(365,861)
Payment of funds due to settlement of derivative transactions operational activity	90,185
Payment due to settlements financing activity	7,348
Losses in cash flow hedge operations (other comprehensive income)	(7,324)
Balance as of March 31, 2023	(1,072,529)

The Company designates certain financial and operating derivatives described above for hedge accounting in accordance with the Company's risk management policy. The fair value of derivatives designated for cash flow and fair value hedge accounting, as well as gains and losses for the three-month period ended March 31, 2023 are presented below.

	Consolidated
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the three-month period
Currency swap – US$/R$	Currency	BRL	(1,013,035)	(752,207)	13,079
Forward agreements (The Body Shop)	Currency	BRL	2,058	(2,704)	(2,704)
Forward agreements (Natura Industria)	Currency	BRL	(14,121)	(14,121)	(15,794)
Forward agreements and swap (Avon)	Currency	BRL	(1,658)	3,206	(1,905)
Total			(1,026,756)	(765,826)	(7,324)

13

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The movement in hedge reserves recorded in other comprehensive income is shown below:

Consolidated
Cash flow hedge balance on December 31, 2021	21,866
Change in fair value recognized in other comprehensive income	(790,479)
Tax effects on the fair value of the hedging instrument	270,035
Cash flow hedge balance on December 31, 2022	(498,578)
Change in fair value recognized in other comprehensive income	(7,324)
Tax effects on the fair value of the hedging instrument	1,341
Cash flow hedge balance on March 31, 2023	(504,561)

5.2Fair value estimate

The Company’s financial assets and liabilities substantially encompass assets and liabilities classified as level 2 in the fair value estimate hierarchy, the assessment of which is based on techniques that use, other than the prices quoted in level 1, other information adopted by the market in a direct (as prices) or indirect (resulting from prices) manner. To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;
(ii)	the balances of the short-term investments measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation;
(iii)	except for the real estate receivables certificates, which are measured at fair value due to the designation as fair value hedge accounting, the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and
(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

The fair value of the investment in the Dynamo Beauty Ventures Ltda. (“DBV”) Fund, classified at level 3 of the fair value hierarchy is calculated based on information on the net value of the investment in the Fund (NAV) calculated by the Fund’s manager based on valuation assumptions consistent with the accounting practices adopted in Brazil and IFRS, adjusted to reflect the fair value assumptions applicable to the nature of the Company’s investment. The Company’s valuation considers inputs not observable in the model, in order to reflect the contractual restrictions on this investment for early redemption of the security in the market. The significant unobservable inputs used in the fair value estimate reflect a discount due to the lack of liquidity of the security, which represent the values that the Company determined that market agents would take into account for these discounts when defining the investment price.

14

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

There was no transfer between measurement levels in the fair value hierarchy during the three-month period ended March 31, 2023, for these assets and liabilities. Additionally, there were no material effects in the quarter on the fair value of financial assets and liabilities as a result of the increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the valuation.

6.CASH AND CASH EQUIVALENTS
	Parent		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Cash and banks	169	5,566	1,708,883	2,904,808
Certificate of bank deposits	-	-	46,804	46,864
Repurchase operations (a)	-	-	468,816	1,244,041
	169	5,566	2,224,503	4,195,713
(a)	Repurchase operations are short-term investments and with high liquidity. As of March 31, 2023, repurchase operations are remunerated at an average rate of 100.0 % of CDI (100.0% of the CDI as of December 31, 2022).

7.SHORT-TERM INVESTMENTS

	Parent		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Exclusive Investment fund(a)	1,450	24,264	-	-
Mutual investment funds (b)	-	-	1,025,338	1,228,093
Treasury bills (c)	-	-	528,536	539,450
Government securities (LFT) (d)	-	-	32,154	31,415
Dynamo Beauty Ventures Ltd. Fund	-	-	34,320	35,235
Restricted cash	-	-	1,449	1,481
	1,450	24,264	1,621,797	1,835,674

Current	1,450	24,264	1,587,477	1,800,439
Non-current	-	-	34,320	35,235
(a)	The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential Investment Fund.
The values of the shares held by the Company are presented under the item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the quotas of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.
The balance as of March 31, 2023, related to the “Crer para Ver” line within the exclusive investment fund is R$ 78,283 (R$91,340 as of December 31, 2022).
(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company’s located mainly in Argentina, Chile, Colombia, and Mexico.
(c)	As of March 31, 2023, investments in treasury bills are remunerated at an average rate of 110.43% of the CDI (109.69% as of December 31, 2022).
(d)	As of March 31, 2023, investments in Government securities (LFT) are remunerated at an average rate of 95.18% of the CDI (100.02% of the CDI as of December 31, 2022).
15

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on March 31, 2023 and December 31, 2022 is as follows:

	Consolidated
	March 31, 2023	December 31, 2022
Certificate of bank deposits	1,627	2,012
Repurchase operations (cash and cash equivalents)	198,913	937,645
Treasury bills	528,536	539,451
Government securities (LFT)	32,472	46,070
	761,548	1,525,178

These amounts are consolidated with the other investments of the same nature of the Company in the consolidated.

8.TRADE ACCOUNTS RECEIVABLE

	Consolidated
	March 31, 2023	December 31, 2022
Trade accounts receivable	3,745,393	3,933,550
(-) Allowance for expected credit losses	(417,462)	(431,151)
	3,327,931	3,502,399

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as of March 31, 2023 and December 31, 2022:

	Consolidated
	March 31, 2023		December 31, 2022
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	2,727,583	(102,994)	2,814,843	(94,148)
Past due:
Up to 31 days	481,795	(48,166)	621,711	(59,764)
31 to 60 days	132,077	(49,101)	142,507	(53,609)
61 to 90 days	106,736	(50,847)	106,124	(48,851)
91 to 180 days	297,202	(166,354)	248,365	(174,779)
	3,745,393	(417,462)	3,933,550	(431,151)

16

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in the allowance for expected credit losses for the three-month period ended March 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(163,752)
Write-offs (a)	166,017
Translation adjustment	39,681
Balance as of March 31, 2022	(412,035)

Balance as of December 31, 2022	(431,151)
Transfer to non-current assets held for sale	1,527
Additions, net of reversals	(215,640)
Write-offs (a)	173,455
Translation adjustment	54,347
Balance as of March 31, 2023	(417,462)

a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivable and sale of customer portfolios.
9.INVENTORIES

	Consolidated
	March 31, 2023	December 31, 2022
Finished products	3,492,182	3,634,068
Raw materials and packaging	1,277,084	1,159,507
Auxiliary materials	83,494	146,409
Products in progress	67,242	68,849
(-) Allowance for inventory losses	(537,638)	(491,959)
	4,382,364	4,516,874

The changes in the allowance for inventory losses for the three-month period ended March 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	(615,945)
Additions, net of reversals (a)	(76,533)
Write-offs (b)	58,330
Translation adjustment	71,743
Balance as of March 31, 2022	(562,405)

Balance as of December 31, 2022	(491,959)
Transfer to non-current assets held for sale	4,890
Additions, net of reversals (a)	(150,594)
Write-offs (b)	95,228
Translation adjustment	4,797
Balance as of March 31, 2023	(537,638)

a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.
b)	This consists of write-offs of products for which there is already an allowance for losses, where the Company has no expectation of sales/realization.
17

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
10.RECOVERABLE TAXES

	Consolidated
	March 31, 2023	December 31, 2022
ICMS on purchase of goods (a)	697,143	704,018
Taxes on purchase of goods – foreign subsidiaries	303,987	245,955
ICMS on purchases of property, plant and equipment and purchase of goods	14,158	14,365
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	934,035	950,307
Withholding PIS, COFINS and CSLL	1,671	1,671
Tax on Manufactured Goods - IPI (c)	163,678	152,686
Other	235,995	199,276
	2,350,667	2,268,278

Current	1,139,083	911,410
Non-current	1,211,584	1,356,868
a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.
b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.
c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.
11.INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company for the three-month period ended March 31, 2023 was 18.44% negative. This percentage is based on a loss before tax of R$ 448,893 and an income tax expense of R$ 82,777. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the different incomes by country, tax losses from certain jurisdictions that cannot benefit from the deferred income tax asset and differences in nominal income tax rates of subsidiaries abroad, in addition to important permanent tax benefits, such as investment subsidies and other incentives.

The effective rate calculated by the Company for the three-month period ended March 31, 2022 was 12.49% negative. This percentage is based on a loss before tax of R$ 560,034 and an income tax credit of R$ 69,971. The main component that causes the effective rate to deviate from the nominal income tax rate of 34% these are the different income per country, the tax losses of certain jurisdictions that cannot be benefited by the active deferred income tax, permanent effects related to withholding income tax arising from transactions between companies of the group offset by favorable net permanent items, including investment subsidies and other incentives.

18

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in deferred income tax and social contribution asset and liability for the three-month period ended March 31, 2023 and 2022, are as follows:

	Parent	Consolidated
	Assets	Assets	Liabilities
Balance as of December 31, 2021	-	2,954,074	(994,041)
Effect on income statement	-	253,225	2,847
Transfer between deferred income tax and social contribution liabilities and assets	-	(21,164)	21,164
Reserve for grant of options and restricted shares	-	1,841	-
Other comprehensive income impact	-	151,422	-
Translation adjustment	-	(301,669)	166,081
Balance as of December 31, 2022	-	3,037,729	(803,949)

Balance as of December 31, 2022	150,167	3,519,515	(934,414)
Effect on income statement	(1,204)	122,160	32,967
Transfer between deferred income tax and social contribution liabilities and assets	-	7,612	(7,612)
Transfer to assets held for sale	-	(155,309)	24,933
Reserve for grant of options and restricted shares	-	(10,730)	767
Other comprehensive income impact	-	1,341	-
Translation adjustment	-	(21,841)	4,205
Balance as of March 31, 2023	148,963	3,462,748	(879,154)

Management monitors the performance of all its entities and assesses whether the deferred income tax asset can be realized from four sources of use: potential for offsetting tax losses, reversal of taxable temporary differences, tax planning opportunities (which may include corporate changes) and projection of future taxable income. The Company has no record of deferred income tax assets that cannot be supported by one or more of these sources of realization.

12.JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of March 31, 2023 and December 31, 2022 are as follows:

	Consolidated
	March 31, 2023	December 31, 2022
Unaccrued tax proceedings(a)	270,283	274,273
Accrued tax proceedings (b)	112,347	150,929
Unaccrued civil proceedings	5,376	5,783
Accrued civil proceedings	1,255	1,470
Unaccrued labor proceedings	9,232	11,014
Accrued labor proceedings	13,333	14,081
Total judicial deposits	411,826	457,550

a)	The tax proceedings related to these judicial deposits refer, substantially, to ICMS-ST.
b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in Note 22, and the amounts provisioned according to Note 21.
19

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in judicial deposits balances for the three-month period ended March 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	585,284
New deposits	4,559
Redemptions	(459)
Inflation adjustment and interests	8,221
Payments / write-offs for expenses	(2,372)
Translation adjustment	(100)
Balance as of March 31, 2022	595,134

Balance as of December 31, 2022	457,550
New deposits	7,011
Redemptions	(14,022)
Inflation adjustment and interests	8,053
Payments / write-offs for expenses	(46,685)
Translation adjustment	(81)
Balance as of March 31, 2023	411,826

In addition to judicial deposits, the Company has contracted insurance policies and guarantee letters for certain lawsuits.

13.NON-CURRENT ASSETS HELD FOR SALE

The changes in the balance for the three-month period ended March 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	52,921
Transfer from property, plant and equipment (a)	(53,691)
Translation adjustment	770
Balance as of March 31, 2022	-

Balance as of December 31, 2022	51
Transfers of assets held for sale (b)	2,582,455
Balance as of March 31, 2023	2,582,506

a)	In March 2022, in view of circumstances and with the end of the contractual term, the buyer chose not to renew the term for completion of the transaction, and the respective balances were reclassified to property, plant and equipment. In the reclassification, the Company measured the non-current asset that is no longer classified as held for sale at the lower of it carrying amount before the asset was classified as non-current asset held for sale, adjusted for the depreciation that would have been recognized had the asset not been classified as held for sale and its recoverable amount at the date of the subsequent decision not to sell it.
As a result of the reclassification, the total amount transferred to property, plant and equipment, before the recognition of the additional depreciation referred to in the previous paragraph, is R$54,791. The additional depreciation recognized in the income statement on transfer was R$6,001.
b)	On March 31, 2023, the sale of the subsidiary Aesop was determined as highly probable, since the Company had received a binding agreement from L'Oreal, which was approved and signed on April 3, 2023. Further details are included on note nº 36.

20

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
14.OTHER CURRENT AND NON-CURRENT ASSETS
	Parent		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Marketing and advertising advances	-	-	73,902	43,509
Supplier advances	1,461	1,357	265,579	290,205
Employee advances	9	-	23,110	20,267
Rent advances and guarantee deposit (a)	-	-	94,946	160,437
Advance insurance expenses	7,637	11,456	120,548	124,293
Overfunded pension plan (b)	-	-	694,722	694,527
Customs broker advances - Import taxes	-	-	34,058	38,398
Sublease receivables (c)	-	-	239,886	262,108
Carbon credits	-	-	20,881	14,297
Receivables from service providers (d)	-	-	110,360	110,214
Other	51	749	242,782	257,566
	9,158	13,562	1,920,774	2,015,821

Current	9,158	13,562	722,175	763,384
Non-current	-	-	1,198,599	1,252,437
a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions of IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements. The balances on March 31, 2023 do not include the deposits of the indirect subsidiary Aesop that were classified as assets held for sale according to note 36.
b)	Pension plan arising from the acquisition of Avon.
c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.
d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.
21

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
15.INVESTMENTS
	Parent
	March 31, 2023	December 31, 2022
Investments in subsidiaries, net of losses	21,885,191	22,215,420

Information and changes in the balances for the three-month period ended March 31, 2023 and 2022 are as follows:

	March 31, 2023
	Natura Cosméticos S.A. (a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	6,076,517	(6,654,184)	5,803,478	5,225,811
Shareholders’ equity interest (unsecured liabilities)	6,076,517	(6,654,184)	5,803,478	5,225,811
Fair value adjustment of acquired assets and liabilities	-	3,963,779	-	3,963,779
Tax benefit from income tax of subsidiaries (b)	-	373,811	-	373,811
Goodwill	-	12,321,790	-	12,321,790
Total	6,076,517	10,005,196	5,803,478	21,885,191
Net income (loss) for the period of subsidiaries	(12,158)	(661,204)	18,706	(654,656)

Balances as of December 31, 2022	5,992,009	10,500,599	5,722,812	22,215,420
Share of profit (loss) of equity investees	(12,158)	(661,204)	18,706	(654,656)
Translation adjustment	89,983	148,428	(88,042)	150,369
Capital increase / Investment by the Parent Company - Reserve	-	-	150,000	150,000
Effect of hyperinflationary economy adjustment	144,615	(750)	-	143,865
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	15,458	21,283	-	36,741
Hedge accounting net of tax effects	(2,818)	(3,165)	-	(5,983)
Distribution of dividends	(150,000)	-	-	(150,000)
Other impacts	(572)	5	2	(565)
Balance as of March 31, 2023	6,076,517	10,005,196	5,803,478	21,885,191

a)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop R$ 1,723,693 (R$ 1,627,317 as of March 31, 2022) and Aesop (R$ 125,753 as of March 31, 2022), according to note 17.
b)	Refers to a tax benefit provided for in the United Kingdom where entities with taxable income can use credits from companies with tax losses as long as they are part of the same economic group and are in the same jurisdiction. This credit originated in the business combination of Avon and is expected to be realized from the operations in the United Kingdom.
22

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	March 31, 2022
	Natura Cosméticos S.A.(a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,765,477	(4,212,189)	5,437,266	6,990,554
Shareholders’ equity interest (unsecured liabilities)	5,765,477	(4,212,189)	5,437,266	6,990,554
Fair value adjustment of acquired assets and liabilities	-	4,131,821	-	4,131,821
Tax benefit from income tax of subsidiaries (b)	-	376,519	-	376,519
Goodwill	-	12,240,353	-	12,240,353
Total	5,765,477	12,536,504	5,437,266	23,739,247
Net income (loss) for the period of subsidiaries	(64,017)	(541,828)	39,737	(566,108)

Balances as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178
Share of profit (loss) of equity investees	(64,017)	(541,828)	39,737	(566,108)
Translation adjustment	(1,668,375)	(942,108)	(1,031,759)	(3,642,242)
Effect of hyperinflationary economy adjustment	(39,995)	(25,927)	-	(65,922)
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	15,876	11,373	-	27,249
Hedge accounting net of tax effects	(294,878)	-	-	(294,878)
Other impacts	(30)	-	-	(30)
Balance as of March 31, 2022	5,765,477	12,536,504	5,437,266	23,739,247

23

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.PROPERTY, PLANT AND EQUIPMENT
	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	March 31, 2023
Cost:
Vehicles	2 to 5	74,362	4,451	(1,085)	-	-	(8,385)	69,343
Tooling	3	204,177	-	-	-	-	20	204,197
Tools and accessories	3 to 20	175,452	3,114	-	209	-	94	178,869
Facilities	3 to 60	307,448	1,210	(138)	569	-	(1,002)	308,087
Machinery and accessories	3 to 15	2,272,136	11,997	(3,449)	33,802	(15,540)	(2,233)	2,296,713
Leasehold improvements	2 to 20	1,128,086	5,145	(13,702)	5,798	(580,932)	(6,865)	537,530
Buildings	14 to 60	1,916,939	3,313	(112)	(2,561)	-	(11,647)	1,905,932
Furniture and fixtures	2 to 25	674,062	4,955	(16,045)	3,690	(92,984)	(5,726)	567,952
Land	-	645,657	-	-	-	-	3,431	649,088
IT equipment	3 to 15	627,770	2,703	(5,526)	6,214	(51,233)	(8,332)	571,596
Other assets	-	26,230	-	-	-	-	146	26,376
Projects in progress	-	580,627	91,160	(23,715)	(46,529)	(38,819)	(9,916)	552,808
Total cost		8,632,946	128,048	(63,772)	1,192	(779,508)	(50,415)	7,868,491

Depreciation value:
Vehicles		(38,070)	(4,894)	872	-	-	3,187	(38,905)
Tooling		(179,485)	(2,208)	-	-	-	(17)	(181,710)
Tools and accessories		(135,440)	(5,484)	-	-	-	(597)	(141,521)
Facilities		(201,307)	(4,139)	204	(22)	-	(3,320)	(208,584)
Machinery and accessories		(1,118,339)	(47,739)	4,034	(30)	7,766	(15,556)	(1,169,864)
Leasehold improvements		(626,431)	(2,024)	11,264	(251)	355,858	(7,510)	(269,094)
Buildings		(455,402)	(44,125)	404	-	-	6,425	(492,698)
Furniture and fixtures		(408,832)	(20,768)	14,908	(148)	62,215	5,344	(347,281)
IT equipment		(475,668)	(18,271)	5,112	(1,206)	30,294	6,029	(453,710)
Other assets		(27,822)	(149)	-	-	-	790	(27,181)
Total depreciation		(3,666,796)	(149,801)	36,798	(1,657)	456,133	(5,225)	(3,330,548)
Net total		4,966,150	(21,753)	(26,974)	(465)	(323,375)	(55,640)	4,537,943

24

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	March 31, 2022
Cost:
Vehicles	2 to 5	38,902	-	(3,361)	-	(13,476)	22,065
Tooling	3	191,840	-	-	42	(160)	191,722
Tools and accessories	3 to 20	110,998	1,049	-	694	(44,028)	68,713
Facilities	3 to 60	303,452	-	(311)	1,577	(11,447)	293,271
Machinery and accessories	3 to 15	1,959,943	5,197	(9,841)	43,921	(343,024)	1,656,196
Leasehold improvements	2 to 20	1,128,504	5,416	(10,689)	6,047	(145,948)	983,330
Buildings	14 to 60	1,982,245	965	(67)	47,401	(319,804)	1,710,740
Furniture and fixtures	2 to 25	660,126	14,319	(11,300)	8,599	(92,961)	578,783
Land	-	628,373	-	-	20,124	(65,398)	583,099
IT equipment	3 to 15	634,580	8,139	(25,825)	16,012	(117,585)	515,321
Other assets	-	31,636	-	(43)	-	(1,742)	29,851
Projects in progress	-	561,488	91,477	(651)	(81,045)	(81,375)	489,894
Total cost		8,232,087	126,562	(62,088)	63,372	(1,236,948)	7,122,985

Depreciation value:
Vehicles		(9,457)	(2,816)	3,269	(17)	10,255	1,234
Tooling		(174,164)	(1,850)	-	-	119	(175,895)
Tools and accessories		(65,740)	(6,764)	-	-	39,836	(32,668)
Facilities		(183,420)	(3,970)	282	-	4,844	(182,264)
Machinery and accessories		(728,408)	(43,950)	9,334	(1,177)	227,855	(536,346)
Leasehold improvements		(602,622)	(34,313)	9,564	(118)	91,561	(535,928)
Buildings		(298,327)	(25,674)	67	(10,902)	144,398	(190,438)
Furniture and fixtures		(369,610)	(22,816)	9,509	993	58,776	(323,148)
IT equipment		(392,095)	(24,029)	25,824	124	88,738	(301,438)
Other assets		(30,836)	(556)	42	-	2,047	(29,303)
Total depreciation		(2,854,679)	(166,738)	57,891	(11,097)	668,429	(2,306,194)
Net total		5,377,408	(40,176)	(4,197)	52,275	(568,519)	4,816,791

25

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
17.INTANGIBLE ASSETS
	Consolidated
	Useful life range (in years)	December 31, 2022	Additions	Write-offs	Transfers	Transfer to asset held for sale	Translation adjustment	March 31, 2023
Cost:
Software	2,5 to 10	2,949,813	43,453	(1,508)	6,691	(96,956)	(37,649)	2,863,844
Trademarks and patents (defined useful life)	20 to 25	813,204	420	-	-	(139,869)	(17,952)	655,803
Trademarks and patents indefinite useful life)	-	4,818,030	-	-	-	-	156,846	4,974,876
Goodwill Avon	-	12,307,865	-	-	-	-	13,925	12,321,790
Goodwill Emeis Brazil Pty Ltd.	-	124,315	-	-	-	(124,315)	-	-
Goodwill The Body Shop	-	1,645,527	-	-	-	-	78,166	1,723,693
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	7	1,463
Relationship with retail clients	10	2,583	57	-	-	(2,255)	(58)	327
Key money (indefinite useful life)	-	22,313	390	-	-	-	(76)	22,627
Key money (defined useful life)	3 to 18	7,828	-	(1,575)	-	-	(56)	6,197
Relationship with franchisees and sub franchisees and sales representatives	7 to 15	2,676,563	-	(5,731)	-	-	(25,784)	2,645,048
Technology developed (by acquired subsidiary)	5	1,457,039	-	-	-	-	(38,341)	1,418,698
Other intangible assets and intangible under development	2 to 10	133,403	22,699	(401)	(5,102)	-	9,499	160,098
Total cost		26,959,939	67,019	(9,215)	1,589	(363,395)	138,527	26,794,464

Accumulated amortization:						-
Software		(1,720,169)	(112,140)	1,061	(1,124)	75,819	38,077	(1,718,476)
Trademarks and patents		(169,620)	(8,715)	-	-	55,095	5,470	(117,770)
Relationship with retail clients		(10,103)	-	1,194	-	-	(1,284)	(10,193)
Key money		(2,968)	(57)	-	-	2,255	58	(712)
Relationship with franchisees and sub franchisees		(918,994)	(87,759)	-	-	-	28,350	(978,403)
Technology developed		(874,225)	(72,530)	-	-	-	24,599	(922,156)
Other intangible assets		(2,890)	(1,297)	-	-	-	(55)	(4,242)
Total accrued amortization		(3,698,969)	(282,498)	2,255	(1,124)	133,169	95,215	(3,751,952)
Net total		23,260,970	(215,479)	(6,960)	465	(230,226)	233,742	23,042,512

26

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	March 31, 2022
Cost:
Software	2,5 to 10	2,492,616	14,411	(11,549)	44,327	(367,989)	2,171,816
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	(142,149)	747,685
Trademarks and patents (indefinite useful life)	-	5,888,623	-	-	-	(1,136,240)	4,752,383
Goodwill Avon	-	13,381,191	-	-	-	(1,139,591)	12,241,600
Goodwill Emeis Brazil Pty Ltd.	-	143,180	-	-	-	(17,427)	125,753
Goodwill The Body Shop	-	2,063,672	-	-	-	(436,355)	1,627,317
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	1,456
Relationship with retail clients	10	2,880	-	-	-	(343)	2,537
Key money (indefinite useful life)	-	24,985	-	-	-	(3,071)	21,914
Key money (defined useful life)	3 to 18	14,363	-	(3,349)	-	(2,203)	8,811
Relationship with franchisees and sub franchisees and sales representatives	7 to 15	2,990,558	-	-	-	(389,565)	2,600,993
Technology developed (by acquired subsidiary)	5	1,580,808	-	-	-	(266,320)	1,314,488
Other intangible assets and intangible under development	2 to 10	277,776	38,059	(1)	(43,180)	(39,485)	233,169
Total cost		29,751,942	52,470	(14,899)	1,147	(3,940,738)	25,849,922

Accumulated amortization:
Software		(1,369,767)	(93,681)	11,439	316	320,836	(1,130,857)
Trademarks and patents		(143,186)	(9,901)	-	-	26,637	(126,450)
Key money		(16,517)	-	3,233	-	2,374	(10,910)
Relationship with retail clients		(3,218)	(45)	-	-	626	(2,637)
Relationship with franchisees and sub franchisees		(729,049)	(57,838)	-	-	89,315	(697,572)
Technology developed		(632,326)	(73,523)	-	-	114,327	(591,522)
Other intangible assets		(296)	(389)	-	(47)	(388)	(1,120)
Total accrued amortization		(2,894,359)	(235,377)	14,672	269	553,727	(2,561,068)
Net total		26,857,583	(182,907)	(227)	1,416	(3,387,011)	23,288,854

27

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
18.RIGHT-OF-USE AND LEASE LIABILITIES

a)  Right-of-use

	Consolidated
	Useful life in Years (a)	December 31, 2022	Additions	Write-offs	Transfer to asset held for sale	Translation adjustment	March 31, 2023
Cost:
Vehicles	3	164,661	7,114	(314)	-	10,708	182,169
Machinery and equipment	3 to 10	31,216	3,715	(49)	-	(262)	34,620
Buildings	3 to 10	1,570,088	60,927	(1,084)	-	62,424	1,692,355
IT equipment	10	29,052	675	(33)	-	(1,680)	28,014
Retail stores	3 to 10	3,361,432	62,228	(122,238)	(1,388,973)	441	1,912,890
Software	3 to 4	13,527	-	-	-	(54)	13,473
Tools and accessories	3	498	-	-	-	1	499
Total cost		5,170,474	134,659	(123,718)	(1,388,973)	71,578	3,864,020

Depreciation value:
Vehicles		(105,457)	(10,638)	37	-	1,459	(114,599)
Machinery and equipment		(13,787)	(2,203)	4	-	901	(15,085)
Buildings		(556,655)	(58,716)	90	-	(67,685)	(682,966)
IT equipment		(23,957)	(1,521)	33	-	2,466	(22,979)
Retail stores		(1,525,308)	(97,093)	108,508	563,908	20,273	(929,712)
Software		(3,121)	(987)	-	-	14	(4,094)
Tools and accessories		(302)	(40)	1	-	6	(335)
Total accrued depreciation		(2,228,587)	(171,198)	108,673	563,908	(42,566)	(1,769,770)
Net total		2,941,887	(36,539)	(15,045)	(825,065)	29,012	2,094,250

28

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	December 31, 2021	Additions	Write-offs	Translation adjustment	March 31, 2022
Cost:
Vehicles	3	168,062	7,229	(11,317)	(17,415)	146,559
Machinery and equipment	3 to 10	33,629	4,280	(224)	(6,581)	31,104
Buildings	3 to 10	1,543,018	138,016	(47,453)	(136,502)	1,497,079
IT equipment	10	31,803	105	(86)	(3,219)	28,603
Retail stores	3 to 10	3,417,595	122,149	(91,661)	(494,748)	2,953,335
Tools and accessories	3	1,053	-	(415)	(135)	503
Total cost		5,195,160	271,779	(151,156)	(658,600)	4,657,183

Depreciation value:
Vehicles		(91,509)	(9,036)	10,481	8,590	(81,474)
Machinery and equipment		(17,133)	(2,627)	224	3,573	(15,963)
Buildings		(507,045)	(68,797)	40,929	61,515	(473,398)
IT equipment		(24,410)	(1,850)	85	2,166	(24,009)
Retail stores		(1,458,512)	(164,748)	91,647	246,757	(1,284,856)
Tools and accessories		(582)	(94)	415	64	(197)
Total accrued depreciation		(2,099,191)	(247,152)	143,781	322.665	(1,879,897)
Net total		3,095,969	24,627	(7,375)	(335,935)	2,777,286

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.
b)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.
29

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	March 31, 2023	March 31, 2022
Amounts recognized in the statement of income for the three-month period ended March 31, 2023 and 2022:
Financial expense on lease	46,714	40,865
Amortization of right of use	171,198	199,012
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	19,158	16,503
Sublease revenue	(20,942)	(20,356)
Short-term lease expenses and low-value assets	11,334	19,381
Benefits granted by lessor related to Covid-19	(488)	(4,427)
Other lease-related expenses	1,483	1,669
Total	228,457	252,647

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	154,537	219,313
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	58,452	51,464
Variable lease payments, not included in the measurement of lease liabilities	4,905	4,250
Short-term and low-value assets lease payments	9,571	15,828
Other lease-related payments	10,003	9,589
Total	237,468	300,444

b)  Lease liability

	Consolidated
	March 31, 2023	December 31, 2022
Current	634,996	878,448
Non-current	1,644,701	2,392,289
Total	2,279,697	3,270,737

Below are the changes in lease liability balances for the three-month period ended March 31, 2023 and 2022:

Consolidated
Balance as of December 31, 2021	3,547,862
New contracts and modifications	258,088
Payments (principal)	(272,784)
Payments (interest)	(51,464)
Appropriation of financial charges	47,779
Write-offs (a)	(1,322)
Translation adjustment	(466,487)
Balance as of March 31, 2022	3,061,672

Balance as of December 31, 2022	3,270,737
Transfer to non-current asset held for sale	(891,098)
New agreements and modifications	105,830
Payments (principal)	(154,537)
Payments (interest)	(58,452)
Appropriation of financial charges	46,714
Write-offs (a)	(215)
Translation adjustment	(39,282)
Balance as of March 31, 2023	2,279,697
a)	Mainly related to termination of agreements related to lease of stores.
30

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	March 31, 2023	December 31, 2022
Less than a year	809,170	1,070,253
One to five years	1,425,938	2,019,723
More than five years	525,975	856,402
Total expected cash flow	2,761,083	3,946,378
Interest to be incurred	(481,386)	(675,641)
Total balance	2,279,697	3,270,737
19.BORROWING, FINANCING AND DEBENTURES
	Ref.	Consolidated
		March 31, 2023	December 31, 2022
Local currency:
Financing Agency for Studies and Projects FINEP		9,705	16,979
Debentures	A	1,895,679	1,913,204
Commercial Notes	B	501,417	519,044
Working capital – Avon		26,185	113,664
Working Capital - Natura &Co Luxembourg operation	C	1,269,136	1,304,425
Notes – Avon (1)	D	1,338,425	1,421,272
Notes – Luxembourg	E	3,123,537	3,130,732
Total in local currency		8,164,084	8,419,320

Foreign currency:
Representative debt securities (“Notes”)	F	5,090,866	5,172,966
Total in foreign currency		5,090,866	5,172,966
Grand total		13,254,950	13,592,286

Current		289,223	331,151
Non-current		12,965,727	13,261,135

Debentures
Current		48,874	77,601
Non-current		1,846,805	1,835,603

(1) Balances recognized at fair value in the business combination with subsidiary Avon and subsequently measured at amortized cost.
31

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Brazillian Real	July 2027 to September 2032	CDI + 1.65%; CDI + 0.8%; IPCA + 6.8% e IPCA + 6.9% with bi-annual payments	CDI+1.65%, CDI+0.8%, CDI+1.34% e CDI+1.60%	Guarantee of Natura &Co Holding S.A.
B	Brazilian Real	September 2025	CDI interest + 1.55% with bi-annual payments.	CDI+1.55%	Guarantee of Natura &Co Holding S.A.
C	US Dollar	November 2025	SOFR + 2.47% p.a. with bi-annual payments	SOFR + 2.47%% p.a.	Guarantee of Natura &Co Holding S.A. and Natura Cosméticos
D	US Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and 8.45% p.a. with bi-annual payments	Interest of 6.45% p.a. and 8.45% p.a.	None
E	US Dollar	April 2029	Interest of 6.00% p.a. with bi-annual payments	6.125% p.a.	Guarantee of Natura &Co Holding and Natura Cosméticos
F	US Dollar	May 2028	Interest of 4.125% (with real cost equivalent to the CDI + 3.33% p.a. Considering the derivate contracted to hedge the variation of the associated cash flows) with bi-annual payments	CDI + 3.33%	Guarantee of Natura &Co Holding

Changes in the balances of borrowing, financing and debentures for the three-month period ended March 31, 2023 and 2022 are as follows:

Consolidated
Balance as of December 31, 2021	12,716,832
New borrowing and financing	1,181,421
Repayment	(238,574)
Appropriation of financial charges and funding costs	144,408
Financial charges payment	(211,706)
Exchange rate variation	(871,906)
Translation adjustment	(853,499)
Balance as of March 31, 2022	11,866,976

Balance as of December 31, 2022	13,592,286
New borrowing and financing	5,908
Repayment	(86,250)
Appropriation of financial charges and funding costs	246,554
Financial charges payment	(200,405)
Exchange rate variation	(137,300)
Translation adjustment	(165,843)
Balance as of March 31, 2023	13,254,950

32

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The maturities of non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	March 31, 2023	December 31, 2022
2025	2,821,228	-
2026	2,999,404	1,763,902
2027 onwards	7,145,095	11,497,233
Total	12,965,727	13,261,135

   19.1      Covenants

As of March 31, 2023 and December 31, 2022, the Company and its subsidiaries no longer has the obligation to calculate and disclose restrictive clauses (covenants), which establish the maintenance of minimum financial indicators resulting from the quotient of dividing the net debt of treasury by the EBITDA of the last 12 months, based on the maturity and early settlement of the 9th and 10th series of debentures in December 2022.

The Company also has covenants related to non-financial indicators according to each contract. The Company is in compliance with such covenants as of March 31, 2023 and December 31, 2022.

20.TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS
	Parent		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Domestic trade accounts payable	2,716	3,402	4,252,284	4,644,534
Foreign trade accounts payable (a)	154	3,049	787,467	877,496
Subtotal	2,870	6,451	5,039,751	5,522,030
Reverse factoring operations (b)	-	-	552,533	853,900
Total	2,870	6,451	5,592,284	6,375,930
a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.
b)	The Company has contracts signed with first class financial institutions, mainly Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers. Footnote 3.15 in the annual financial statements provide more details on those transactions.

33

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
21.TAX LIABILITIES
	Parent		Consolidated
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
ICMS (ordinary)	-	-	157,280	180,708
ICMS-ST provision (a)	-	-	61,686	60,945
Taxes on invoicing abroad	-	-	326,894	346,407
Withholding tax (IRRF)	-	-	108,651	138,293
Other taxes payable - foreign subsidiaries	-	-	127,347	147,056
Income tax	12,268	12,051	27,472	18,170
PIS and COFINS payable	13	140	13	140
INSS and service tax (ISS) payable	-	-	25,852	31,895
Other	-	-	16,728	21,869
Total	12,281	12,191	851,923	945,483

Current	12,281	12,191	730,592	828,125
Non-current	-	-	121,331	117,358
a)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in Note 12.

22.PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1 Contingencies assessed as probable risk of loss

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)		Total
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Balance as of January 1	187,052	181,693	557,675	305,690	186,118	233,474	406,428	597,585	1,337,273	1,318,442
Additions	3,448	7,185	146,942	46,895	13,761	27,025	-	-	164,151	81,105
Reversals (1)	(3,036)	-	(9,718)	(4,864)	(14,500)	(8,814)	(23,987)	(56,153)	(51,241)	(69,831)
Payments/ utilization of judicial deposits	(46,789)	(4,030)	(131,942)	(37,204)	(7,063)	(11,782)	-	-	(185,794)	(53,016)
Inflation adjustment	2,512	3,506	4,974	1,157	1,266	1,371	7,102	5,053	15,854	11,087
Translation adjustment	(692)	(6,010)	(11,839)	(34,510)	(2,599)	(22,119)	(11,998)	(14,557)	(27,128)	(77,196)
Transfers (2)	-	(23)	-	(1,764)	19	127	-	-	19	(1,659)
Balance as of March 31	142,495	182,321	556,092	275,400	177,002	219,282	377,545	531,928	1,253,134	1,208,932

Current									454,005	204,823
Non-current									799,129	1,004,108

34

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

(1)	Tax reversals refer mainly to the conclusion of the administrative procedure with the State of Amazonas for the effective settlement of the tax amnesties filed by the Company in the year 2022.
Reversals of contingent liabilities (business combination) refer mainly to the change in estimates for civil and labor lawsuits.
(2)	The business combination amounts as of March 31, 2023, are segregated between tax (R$367,031) and labor (R$10,514) proceedings.

a)       Disputes related to talc (Civil)

The subsidiary Avon Products has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the company sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants, including manufacturers of cosmetics and manufacturers of other products that, unlike the subsidiary Avon’s Products, were designed to contain asbestos. As of March 31, 2023, there were 245 individual cases pending against the subsidiary Avon International (during the three-month period ended March 31, 2023, 42 new cases were started and 25 were dismissed, settled or otherwise resolved). In December 2022, a case, titled Chapman, et al. v. Avon Products, Inc., et al., No. 22STCV05968, resulted in an adverse jury verdict after a trial, with the jury awarding the plaintiffs a total of $36.0 million in compensatory damages and $10.3 million in punitive damages against Avon subsidiary. The Company believes it has strong grounds to seek the annulment of the judgment in this case and in January 2023 began the process of appealing the verdict seeking annulment in the trial court. On March 1, 2023, following post-trial arguments, the trial court issued a conditional order reducing the compensatory damages award against Avon to US$29.3 million. Plaintiffs have challenged the reduction of the award as to Avon and have asserted that the reduction should only apply to Avon’s co-defendant. The trial court has resolved this issue in Plaintiffs’ favor and, once judgment is entered, the case will proceed on appeal.

22.2. Contingencies assessed as possible risk of loss

The Company has administrative and judicial contingencies for which the expectation of loss, evaluated by Company Management and supported by its legal advisors, is classified as possible and, therefore, no provision has been recorded. As of March 31, 2023, the contingencies classified as possible loss totaled R$ 8,930,743 (R$8,806,935 as of December 31, 2022).

	Consolidated
	March 31, 2023	December 31, 2022
Tax	8,542,886	8,480,614
Civil	218,460	161,859
Labor	169,397	164,462
Total contingent liabilities	8,930,743	8,806,935

35

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
23.OTHER LIABILITIES
	Parent		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	December 31, 2022

Pension and post-employment health care plans(a)	-	-	500,260	463,948
Deferred revenue from performance obligations with customers (b)	-	-	267,264	313,204
Provision for incentives to consultants	-	-	187,967	217,349
Provision for operating expenses (marketing / technology, etc.) (c)	-	-	396,434	604,064
Provision for store renovation	-	-	99,637	116,137
Crer Para Ver (d)	-	-	55,669	87,420
Provision for restructuring (e)	31,139	39,846	169,607	175,809
Insurance payables	1,912	-	58,800	69,364
Other Liabilities(f)	6,449	1,017	205,282	203,331
Total	39,500	40,863	1,940,920	2,250,626

Current	21,751	23,113	1,176,491	1,499,060
Non-current	17,749	17,750	764,429	751,566

a)	As of March 31, 2023, there is R$ 280,699 (R$ 282,295 as of December 31, 2022) referring to pension plans, and R$29,127 referring to post-employment plans (R$28,456 as of December 31, 2022) of subsidiary Avon, and R$ 133,271 (R$129,697 as of December 31, 2022) referring to post-employment assistance plans of the subsidiary Natura Cosméticos and R$ 57,163 (R$ 51,956 as of December 31, 2022) referring to post-employment assistance plans of the subsidiary Natura &Co International.
b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$ 147,490 (R$ 190,790 as of December 31, 2022) is referring to subsidiary Avon, R$ 95,483 (R$ 93,761 as of December 31, 2022) referring to the consolidated subsidiary Natura Cosméticos and R$ 24,291 (R$ 28,653 as of December 31, 2022) referring to subsidiary Natura &Co International.
c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing and advertising services.
d)	Contribution of the social program to the development of the quality of education.
e)	Provision for costs directly related to the integration plan and changes in the organizational structure substantially of the subsidiary Avon and review of the Group's corporate structure.
f)	Refers to miscellaneous provisions such as indemnities and non-current contractual obligations.

36

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.SHAREHOLDER’S EQUITY

24.1          Treasury shares

On March 31, the item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(313,785)	(8,282)	26.39
Acquired	5,391,900	120,300	22.31
Balance as of March 31, 2022	9,977,655	263,360	26.39

Balance as of December 31, 2022	9,913,855	262,360	26.46
Used	-	-	-
Balance as of March 31, 2023	9,913,855	262,360	26.46

There was no minimum and maximum cost of the balance of treasury shares on March 31, 2023 considering that there were no changes.

25.INFORMATION ON SEGMENTS

As a result of the sale of Aesop, this operating segment was classified in the consolidated balance sheet as an asset held for sale as of March 31, 2023, and the results arising from this segment were classified as discontinued operations in the income statement for the three-months period ended March 31, 2023 and 2022.

The other operating segments did not change their composition and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2022.

Net revenue by segment is as follows for the three-month period ended March 31, 2023:

➢   Natura &Co Latam – 66.4%

➢   Avon International – 22.0%

➢   The Body Shop – 11.6%

The following tables summarize the financial information related to the three-month period ended March 31, 2023 and 2022 and the year ended December 31, 2022:

25.1   Operating segments

	March 31, 2023
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	4,863,654	637,649	(226,873)	-	538,228	(912,764)	(73,955)	(37,715)
Avon International [1]	1,606,607	40,545	(189,119)	(142,006)	114,902	(286,387)	(26,927)	(488,992)
The Body Shop [1]	849,895	24,444	(187,465)	-	27,058	(43,818)	39,447	(140,334)
Aesop International [1]	-	-	-	21,522	-	-	-	21,522
Corporate expenses	-	(71,705)	(40)	-	325,537	(239,085)	(21,342)	(6,635)
Consolidated	7,320,156	630,933	(603,497)	(120,484)	1,005,725	(1,482,054)	(82,777)	(652,154)

37

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	March 31, 2022
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	4,751,521	393,304	(219,596)	-	1,081,927	(1,363,219)	(21,106)	(128,690)
Avon International [1]	1,841,975	40,847	(178,407)	(39,587)	146,558	(263,983)	(37,036)	(331,608)
The Body Shop [1]	1,017,406	64,656	(177,419)	-	13,802	(32,990)	(10,452)	(142,403)
Aesop International [1]	-	-	-	27,419	-	-	-	27,418
Corporate expenses	-	(122,787)	-	-	95,973	(38,698)	(1,377)	(66,890)
Consolidated	7,610,902	376,020	(575,422)	(12,168)	1,338,260	(1,698,890)	(69,971)	(642,173)

	March 31, 2023				December 31, 2022
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	19,503,191	29,037,180	8,102,256	9,920,314	18,256,204	29,762,132	8,363,130	10,164,706
Avon International [1]	11,279,917	13,814,995	1,861,608	2,085,259	11,197,014	14,259,571	1,894,856	1,838,328
The Body Shop [1]	6,758,659	7,757,751	1,057,421	1,616,318	6,565,913	7,928,270	1,292,903	1,669,625
Aesop International [1]	-	-	-	-	1,621,126	2,735,417	731,018	776,512
Asset held for sale	-	2,582,506	1,316,689	-	-	-	-	-
Corporate expenses	(717,248)	-	766,623	4,439,710	923,606	-	1,055,961	4,547,167
Consolidated	36,824,519	53,192,432	13,104,597	18,061,601	38,563,863	54,685,390	13,337,868	18,996,338

[1] The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

38

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.2   Net revenue and non-current assets by geographic region

	Net revenue		Non-current assets
	March 31, 2023	March 31, 2022	March 31, 2023	December 31, 2022
Asia	842,524	509,763	1,196,735	1,284,783
North America	1,240,194	1,236,544	6,437,323	6,261,545
Mexico	814,049	852,514	3,836,861	3,631,768
Other	426,144	384,029	2,600,462	2,629,777
South America	3,088,141	3,653,455	13,982,051	14,508,816
Brazil	1,896,086	2,235,662	12,189,631	12,656,298
Argentina	566,072	634,509	624,446	694,172
Other	625,983	783,284	1,167,975	1,158,346
Europe, Middle East and Africa (EMEA)	1,905,293	2,097,470	13,634,124	15,271,251
United Kingdom	562,399	677,728	10,910,164	10,894,799
Other	1,342,894	1,419,742	2,723,961	4,376,452
Oceania	244,004	113,670	1,574,284	1,237,468
Consolidated	7,320,156	7,610,902	36,824,519	38,563,863

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

26.REVENUE

	Consolidated
Gross revenue:	March 31, 2023	March 31, 2022
Direct Selling	7,620,436	7,844,970
Retail	817,214	797,958
Online	455,033	594,485
Other sales	664,756	683,401
Subtotal	9,557,439	9,920,814

Returns and cancellations	(117,008)	(130,933)
Commercial discounts and rebates	(237,029)	(271,380)
Taxes on sales	(1,883,246)	(1,907,599)
Subtotal	(2,237,283)	(2,309,912)
Total net revenue	7,320,156	7,610,902

39

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)
27.OPERATING EXPENSES AND COST OF SALES
	Consolidated
Classified by function	March 31, 2023	March 31, 2022
Cost of sales	2,494,683	2,882,786
Selling, marketing and logistics expenses	3,104,741	3,345,985
Administrative, R&D, IT, and project expenses	1,381,014	1,358,300
Total	6,980,438	7,587,071

Classified by nature
Cost of sales	2,494,683	2,882,786
Raw material/packaging material/resale	2,199,616	2,430,611
Employee benefits expense (note 28)	139,977	141,733
Depreciation and amortization	43,196	59,190
Other	111,894	251,252

Selling, marketing and logistics expenses	3,104,741	3,345,985
Logistics costs	572,619	514,831
Personnel expenses (note 28)	879,326	976,110
Marketing, sales force and other selling expenses	1,408,801	1,586,549
Depreciation and amortization	243,995	268,495

Administrative, R&D, IT and project expenses	1,381,014	1,358,300
Innovation expenses	43,572	74,531
Personnel expenses (note 28)	586,056	541,692
Other administrative expenses	435,080	494,339
Depreciation and amortization	316,306	247,738

Total	6,980,438	7,587,071

28.EMPLOYEE BENEFITS

	Consolidated
	March 31, 2023	March 31, 2022
Payroll, profit sharing and bonuses	1,168,122	1,202,906
Pension Plan	31,238	42,206
Share-based payments and charges on restricted shares, net of tax	56,563	17,069
Health care, food and other benefits	141,621	174,601
Charges, taxes and social contributions	155,385	170,040
Social security charges	52,430	52,713
Total	1,605,359	1,659,535

40

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

28.1   Share-based payments

Information regarding share-based payments was presented in the Company's financial statements for the year ended December 31, 2022, in note 29.

The expense related to stock options, restricted shares and performance shares, including social security charges, recognized in the three-month period ended March 31, 2023, was R$ 2,996 and R$ 56,563 for parent company and consolidated level (R$8,311 and R$23,484 as of March 31, 2022), respectively.

After March 31, 2023, the following awards were granted under the "Co-investment Plan" and the "Long-Term Incentive Plan", which will be settled in shares of Natura &Co Holding S.A.:

a) 3,819,700 restricted shares that are generally acquired in installments of 1 to 3 years, subject to the participants' remaining in employment during the acquisition period;

b) 261,072 shares entitled to immediate acquisition;

c) 8,736,315 performance shares that are acquired at the end of a 3-year period, subject to the participants' permanence in employment and the fulfillment of certain performance conditions;

d) 30,000 options with a grace period of 3 to 4 years, subject to the permanence of the participants in employment during the grace period.

The number of awards in this note is showed using equivalent B3 shares to ensure consistency, although some awards are settled in American Depositary Receipts (ADRs).

29.     FINANCE INCOME (EXPENSES)

	Parent		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
FINANCE INCOME:
Interest on short-term investments	408	6,192	190,733	86,205
Gains on monetary and exchange rate variations	1,745	2,490	510,969	1,076,739
Gains on swap and forward transactions	-	-	238,313	109,199
Gains on swap and forward derivatives mark to market	-	-	6,685	7,977
Hyperinflationary economy adjustment	-	-	40,857	29,526
Other finance income	-	1,253	18,168	28,614
Subtotal	2,153	9,935	1,005,725	1,338,260

FINANCE EXPENSES:
Interest on financing	-	-	(241,585)	(140,043)
Interest on leases	(23)	-	(46,714)	(40,865)
Losses from monetary and exchange rate variations	(270)	(1,031)	(386,235)	(270,817)
Losses on swap and forward transactions	-	(5,266)	(620,638)	(1,090,919)
Gains (losses) on swap and forward derivatives mark to market	-	-	9,779	(1,206)
Adjustment of provision for tax, civil and labor risks and tax liabilities	980	-	(15,854)	(11,087)
Appropriation of funding costs (debentures and notes)	-	-	(4,969)	(4,365)
Interest on pension plan	-	-	389	(979)
Hyperinflationary economy adjustment	-	-	(82,080)	(48,994)
Other finance expenses	(585)	(17,686)	(94,147)	(89,615)
Subtotal	102	(23,983)	(1,482,054)	(1,698,890)
Finance income (expenses), net	2,255	(14,048)	(476,329)	(360,630)

41

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The breakdown set forth below is intended to better explain the results of the foreign exchange hedging transactions contracted by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Parent		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Financial expenses (debt interest)	-	-	(241,585)	(140,043)
Financial investments and others income	408	6,192	190,733	86,205
Exchange variations on financial activities, net	-	-	137,300	871,906
Gains (losses) with derivatives on exchange rate variations on financial activities, net	-	-	(147,444)	(875,902)
Gains (losses) on derivatives on interest payments and other financial activities, net	-	(5,266)	(218,417)	(99,047)
Adjustment of provision for tax, civil and labor risks and tax liabilities	980	-	(15,854)	(11,087)
Leases expenses	(23)	-	(46,714)	(40,865)
Other financial expenses	(585)	(16,433)	(80,559)	(66,345)
Hyperinflationary economy adjustment			(41,223)	(19,468)
Other gains (losses) from exchange rate variation on operating activities	1,475	1,459	(12,566)	(65,984)
Net financial income (expenses)	2,255	(14,048)	(476,329)	(360,630)

30.     OTHER OPERATING EXPENSES, NET

	Consolidated
	March 31, 2023	March 31, 2022
Other operating income, net
Result on write-off of property, plant and equipment	259	-
Crer para Ver (d)	6,727	-
Tax credits (a)	4,877	17,373
Tax benefit from amnesty program (b)	-	30,337
Provision reversal for tax, labor and civil contingencies	23,987	-
Impairment provision reversal	31,076
Revenue with sale of customer portfolio	-	5,308
Other operating income	6,882	3,307
Total other operating income	73,808	56,325

Other operating expenses, net
Result on write-off of property, plant and equipment	1	(1,869)
Crer para Ver (c)	-	(11,712)
Transformation and integration plan (d)	(83,046)	(80,119)
Restructuring Expenses	(32,802)	-
Tax contingencies	-	(1,695)
Other operating expenses	(54,603)	(21,377)
Total other operating expenses	(170,450)	(116,772)
Other operating income (expenses), net	(96,642)	(60,447)

42

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

a)	Refers mainly to PIS and COFINS credits.
b)	Refers to tax benefits in Brazil arising from the adhesion to state tax amnesty programs by the subsidiaries Natura Cosméticos and Avon Cosméticos Ltda.
c)	Refers to appropriation of operating income obtained on the sales of the non-cosmetic product line called "Crer Para Ver" to the Natura Institute, specifically earmarked for social projects aimed at developing the quality of education.
d)	Refers to expenses related to the execution of the transformation plan of the subsidiary The Body Shop and integration of the subsidiary Avon Products Inc., which is based on five pillars, as follows: (1) rejuvenate the brand; (2) optimize retail operations and direct sales; (3) improve the omni-channel; (4) improve operational efficiency; and (5) redesign the organization.

31.     EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	March 31, 2023	March 31, 2022
Loss attributable to the Company’s controlling shareholders	(652,428)	(643,092)
Weighted average of the number of issued common shares	1,383,206,405	1,379,706,174
Weighted average treasury shares	(9,797,889)	(9,632,014)
Weighted average of the number of outstanding common shares	1,373,408,516	1,370,074,160
Loss per share – R$	(0.4750)	(0.4694)

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all potential common shares that would cause dilution. Considering that the Company recorded a loss for the three-month periods ended March 31, 2023 and 2022, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share.

32.    TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

43

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.1.      Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	March 31, 2023	December 31, 2022
Current assets:
Avon Products, Inc (a)	47,599	47,593
Natura Cosméticos S.A. – Argentina (a)	3,916	4,022
Natura Cosméticos S.A. – Perú (a)	488	501
Natura Cosméticos S.A – Colombia (a)	344	353
The Body Shop International (a)	9,572	9,656
Aesop UK (a)	2,582	2,652
Ind e Com Cosméticos Natura Ltda	2	-
Natura&Co Luxembourg SARL	1,548	1,552
Total	66,051	66,329

Natura Cosméticos S.A. (a) e (c)	391	1,472
Indústria e Comércio de Cosméticos Natura Ltda. (a)	202	404
Avon Products, Inc (c)	50,120	50,120
The Body Shop International (c)	11,463	11,463
Aesop UK	1,118	1,117
Total current liabilities	63,294	64,576

a)	Refers to the allocation of expenses related to the purchase options and restricted shares plans.
b)	On December 31, 2022 refers to interest on own equity.
c)	Refers to the transfer of shared expenses.

In the three-month period ended March 31, 2023 and 2022, there were no significant transactions of the parent company with related parties that passed through the income statement. the main transactions that occurred in the period refer to the transfer of expenses related to the stock option plans and shares restricted.

32.2.      Uncontrolled and unconsolidated transactions with related parties

Instituto Natura holds shares in the Essential Investment Fund. As of March 31, 2022, the balance is R$ R$ 10,280 (R$ 6,805 as of December 31, 2022).

On March 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva, State of São Paulo. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S.A., to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company), indirectly control Bres Itupeva. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” value was R$ 60,972 in the three-month period ended March 31, 2023 (R$63,665 under “item Buildings” of Property, Plant and Equipment as of December 31, 2022) and in the three-month period ended March 31, 2023 the amount paid as lease was R$4,194 (R$4,014 during the three-month period ended March 31, 2022).

44

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$ 56,790 and in the three-month period ended March 31, 2023, the total amount paid as rent was R$ 2,471 (there was no disbursement during the three-month period ended March 31, 2022).

On May 12, 2022, a transaction was entered between the Natura Cosméticos S.A., as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$ 4,617 and the total amount paid as rent was R$ 700 (R$496 for the three-month period ended March 31, 2022).

In the three-month period ended March 31, 2023, the Company transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line in the amount of R$ 25,000 (R$8,000 for the three-month period ended March 31, 2022).

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

32.3.      Key management personnel compensation

The total compensation of the key management personnel is as follows:

	March 31, 2023			March 31, 2022
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
Board of Directors	2,616	2,458	5,074	3,701	5,382	9,083
Executive Board	5,715	21,719	27,434	9,283	13,140	22,423
	8,331	24,177	32,508	12,984	18,522	31,506

The totals in the table above include the employer's social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

33.    COMMITMENTS

In the ordinary course of its business, the Company enters into long-term agreements for provision of manufacturing, transportation, information technology services and electric power supply (with physical delivery, for its manufacturing activities). The agreements have termination clauses for noncompliance with essential obligations. In general, the minimum agreed upon is acquired and therefore there are no liabilities recorded in addition to the amount recognized on the accrual basis.

45

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Total minimum supply payments, measured at nominal value, according to the contract, are as follows:

	Consolidated
	March 31, 2023	December 31, 2022
Less than one year	472,367	614,075
One to five years	557,175	659,626
Above 5 years	45,310	49,331
Total	1,074,852	1,323,032

34.     INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of March 31, 2023 and December 31, 2022, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		March 31, 2023	December 31, 2022
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	4,507,560	4,924,868
Vehicles	Fire, theft and collision for the vehicles insured by the Company	221,022	221,523
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	2,056,000	2,056,000
Transport	Damages to products in transit	91,571	97,308
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	830,105	1,991,888
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

35.    ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents the investment and financing transactions that do not involve the use of cash and cash equivalents and are therefore presented separately as additional information to the cash flow statements:

	Parent		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Non-cash items
Hedge accounting, net of tax effects	-	59	(5,983)	(294,819)
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	59,550	130,516

46

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

36.    DISCONTINUED OPERATIONS

On March 31, 2023, the sale of the subsidiary Aesop was assessed as highly probable, since the Company received a binding agreement from L'Oreal for an amount of US$2.525 billion, which was approved and signed on April 3, 2023. As a result of this assessment, Aesop was classified in the consolidated balance sheet as an asset held for sale, and as a discontinued operation in the income statement for the three-month periods ended March 31, 2023 and 2022.

The transaction aims to support the Company's financial deleveraging and position it to focus on its strategic priorities, especially the integration in Latin America, the geographic optimization of Avon International's business and the continued development of The Body Shop's operations.

The transaction amount will be received in cash on the closing date, which is expected in the third quarter of 2023 and is subject to customary regulatory approvals. The transaction will result in the loss of control of Aesop by the Company on the closing date and no interest will be retained.

The results of discontinued operation for the quarters ended March 31, 2023 and 2022 are presented below:

Description	March 31, 2023	March 31, 2022
Net Revenue	701,262	642,394
Cost of sales	(98,301)	(97,763)
Gross profit	602,961	544,631

Operating (expenses) Income
Selling, marketing, and logistics expenses	(354,434)	(304,528)
Administrative, R&D, IT and projects expenses	(200,773)	(175,000)
Impairment loss on trade receivable	-	(964)
Other operating income (expenses), net (a)	(142,693)	(37,853)

Operating (loss) profit before financial result	(94,939)	26,286

Financial income	17,060	16,112
Financial expenses	(37,306)	(42,049)

(Loss) profit before income tax and social contribution	(115,185)	349
Income tax and social contribution	(5,299)	(12,517)

Loss for the period (b)	(120,484)	(12,168)

a)	In addition to the results of Aesop, the amount of R$ 142,937 in March 2023 (R$ 39,587 in March 2022) presented as discontinued operations refers to the costs incurred in the resolution of legal proceedings associated with the operation that the subsidiary Avon maintained in North America, which was sold prior to the acquisition of the Company's subsidiary Avon. The Company presents these effects as part of its discontinued operations because it considers the discontinued operations of the subsidiary Avon as an extension of the Company and because it assesses that this presentation faithfully represents the essence of the associated transaction.
b)	The net income of discontinued operations after income tax and social contribution in the amount of R$ 124,427 in March 31, 2023 is presented net of taxes associated with these discontinued operations, in the amount of R$ 5,299 in March 31, 2023 (R$ 12,517 in March 31, 2022).

47

NATURA &CO HOLDING S.A.
NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The main assets and liabilities classes of the Aesop, classified as non-current assets held for sale ended March 31, 2023:

Description	March 31, 2023
Assets
Cash and cash equivalents	236,104
Trade accounts receivable	123,992
Inventories	486,672
Rent advance	65,293
Anticipated expenses	45,461
Other assets	33,589
Deferred income tax and social contribution	179,619
Property, plant and equipment (PP&E)	319,815
Intangible	234,738
Right of use and leases	857,172
Total assets	2,582,455

Liabilities
Lease liabilities	926,943
Trade accounts payable and “drawn risk” operations	105,043
Payroll, profit sharing and social charges	48,803
Tax liabilities	36,225
Other current liabilities	151,345
Deferred income tax and social contribution	48,330
Total liabilities	1,316,689

 The net cash flows incurred by the discontinued operations are:

Description	March 31, 2023	March 31, 2022

Operating activities	(237,241)	6,162
Investing activities	(43,373)	(30,033)
Financing activities	(59,723)	(46,562)
Net cash consumed	(340,337)	(70,433)

48